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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                ANNUAL REPORT ON

                                    FORM 11-K

                   For the fiscal year ended December 31, 2001

                         Commission file number 0-18287

                                ----------------

                          ORBITAL SCIENCES CORPORATION
               (Exact name of registrant as specified in charter)

                 DELAWARE                        06-1209561
   (State of Incorporation of Registrant)   (I.R.S. Employer I.D. No.)

                            21839 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                    (Address of principal executive offices)

                                 (703) 406-5000
                         (Registrant's telephone number)

            DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION


         --------------------------------------------------------------
                            (Full Title of the Plans)


================================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for
Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

McLean, Virginia
June 25, 2002

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  December 31,
                                          ----------------------------
                                              2001            2000
                                          ------------    ------------
Investments                               $152,360,121    $209,694,280
Contributions receivable:
  Participant                                  343,561         484,573
  Company                                    2,587,963         153,242
                                          ------------    ------------
Net assets available for benefits         $155,291,645    $210,332,095
                                          ============    ============

                 See accompanying notes to financial statements.

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           Year Ended
                                                        December 31, 2001
                                                        -----------------
Investment income (loss):
  Net depreciation in fair value of investments              $(14,972,171)
  Interest on investment contracts                              2,932,428
  Interest on participant loans                                   366,773
                                                             ------------
    Net investment loss                                       (11,672,970)
                                                             ------------
Contributions:
  Participant                                                  11,518,881
  Company                                                       6,639,549
                                                             ------------
    Total contributions                                        18,158,430
                                                             ------------
Net additions                                                   6,485,460
Deductions from net assets attributable to:
  Benefits paid to participants                                61,480,327
  Administrative expenses                                          45,583
                                                             ------------
Total deductions                                               61,525,910
                                                             ------------
Net decrease                                                  (55,040,450)
Net assets available for benefits, beginning of year          210,332,095
                                                             ------------
Net assets available for benefits, end of year               $155,291,645
                                                             ============

                 See accompanying notes to financial statements.

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"). All U.S domestic employees of Orbital Sciences Corporation (the "company") who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation ("Plan Year"), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the company.


Contributions

Participants may contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make employee contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of total eligible compensation.

The Plan provides for company matching and profit-sharing contributions. Both of these contributions are at the company's discretion. The company's matching contribution is based on the amount and rate of salary-deferral contributions. In 2001, the company matched 100% of each dollar of participant contributions up to 4% of the participant compensation. Beginning January 1, 2001, the company's matching contribution has been in the form of company common stock. Company contributions are made quarterly. The number of shares of common stock contributed to each employee's account is equal to the dollar amount of the company's matching contribution divided by the fair market value of the company's common stock on the last business day of each quarter.

Each year the company decides the amount, if any, of its profit-sharing contribution. The company profit-sharing contribution is calculated as a percentage of gross pay. A profit-sharing contribution of approximately $1,301,000 was made by the company for 2001 in the form of company common stock.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 pooled separate accounts, an investment contract with guaranteed rate of return and company stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of employee contributions.


Participants' Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contributions, transfers, rollovers, company contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations of administrative expenses are based on participants' contributions, earnings or account balances, as applicable as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.


Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. For participants who separated from service prior to January 1, 2000, the company's matching and discretionary contributions, plus earnings thereon, vested equally over a period of five years of employment, as defined. For participants actively employed or hired on or after January 1, 2000, the company's matching and discretionary contributions, plus earnings thereon, vest equally over a period of three years. Participants vest immediately upon death or long-term disability.


Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2001, company contributions were reduced by $17,757 from forfeited nonvested accounts.


Payment of Benefits

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant's account or installments over a determined period, as defined in the Plan document. Participants may also withdraw their vested account balances while still in service of the company, as defined in the Plan document.


Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their respective participant accounts up to the lesser of 50% of their vested balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.


Investments

The Plan's investments are stated at fair value, except for the CIGNA Fixed Income Fund investment contract, which is valued at contract value. Quoted market prices as of December 31, 2001 and 2000, respectively, are used to value pooled separate accounts. The company stock fund is valued at its year-end closing market price. Participant loans receivable are carried at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.


Contributions Receivable

Contributions receivable are recorded at net realizable value. This takes into consideration any increase or decrease in the company's stock price from the date of calculation to the date deposited.


Benefit Payments

Benefits are recorded when paid.


Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2001, certain administrative services, such as legal fees and Plan management costs, were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results may differ from those estimates.


NOTE 3 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the company by letter dated August 23, 2001 that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The company believes that the Plan design and operations are in compliance with the applicable requirements of the Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - INVESTMENTS

The following investments represent 5% or more of the Plan's total net assets available for benefits as of December 31:

                                                               2001           2000
                                                            -----------     -----------
Investments at fair value:
Fidelity Equity - Income II Fund Account                    $13,571,980     $21,090,621
Vanguard Growth and Income Fund Account                      23,393,399      35,202,618
Fidelity Advisor Growth Opportunities Fund Account           17,439,511      30,029,946
Janus Worldwide Fund Account                                 12,701,377      21,198,519
Orbital Sciences Corporation Common Stock                     7,765,115 *     2,965,426

Investments at contract value:
CIGNA Fixed Income Fund Account                             $46,993,730     $60,094,611

*    Nonparticipant-directed


During 2001, the Plan's investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts                                        $(16,478,701)
Orbital Sciences Corporation
 common stock                                                      1,506,530
                                                                ------------
    Net depreciation                                            $(14,972,171)
                                                                ============


Nonparticipant-Directed Investment:

The Plan's assets held in Orbital Sciences Corporation common stock are classified as nonparticipant-directed because they include company-directed contributions. Prior to January 1, 2001, company matching and discretionary contributions were made in cash to participant-directed investments. Beginning January 1, 2001, company contributions have been made in

Orbital Sciences Corporation common stock. Participants are able to make transfers from Orbital Sciences Corporation common stock to other Plan investments at any time.

Information about the significant components of the changes in the Orbital Sciences Corporation common stock investments for the year ended December 31, 2001 is as follows:

Contributions                                              $ 4,702,379
Net appreciation                                             1,506,530
Benefits paid to participants                               (1,236,431)
Transfers to participant-directed investments, net            (139,081)
Administrative expenses                                        (33,708)
                                                           -----------
                                                           $ 4,799,689
                                                           ===========


NOTE 5 - DEPOSIT WITH INSURANCE COMPANY

The Plan participates in a contract via an investment in the CIGNA Fixed Income Account, which is valued at contract value. The Plan's investment in the CIGNA Fixed Income Account is credited with interest at the rate specified in the contract. The effective yield for the six-month periods ended June 30, 2001 and December 31, 2001 was 6.15% and 5.85%, respectively. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period.


NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan's investments are held by CIGNA in an investment contract, pooled separate accounts which invest in various mutual funds, and in Orbital Sciences Corporation common stock. CIGNA is the trustee and the company is the Plan Sponsor as defined by the Plan. Thus, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Purchases of $5,754,300 (including $4,702,379 in contributions) and sales of $2,461,141 of Orbital Sciences Corporation common stock were made during 2001. The market value of Orbital Sciences Corporation common stock at December 31, 2001 and 2000 was $7,765,115 and $2,965,426, respectively.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to the Form 5500:



                                                  2001              2000
                                             ------------      ------------
Net assets available for benefits per the
 financial statements                        $155,291,645      $210,332,095
Less amounts allocated to withdrawing
 participants                                    (110,344)           (6,415)
                                             ------------      ------------
Net assets available for benefits per the
 Form 5500                                   $155,181,301      $210,325,680
                                             ============      ============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to the Form 5500:

Benefits paid to participants per the financial statements       $61,480,327
Add: Amounts allocated to withdrawing participants at
 December 31, 2001                                                   110,344
Less: Amounts allocated to withdrawing participants at
 December 31, 2000                                                    (6,415)
Other                                                                 (2,806)
                                                                ------------
Benefits paid to participants per the Form 5500                  $61,581,450
                                                                ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I


                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

                                                                                               CURRENT
        IDENTITY OF ISSUE                         ASSET DESCRIPTION              COST          VALUE
        -----------------                         -----------------           -----------    ------------
Connecticut General Life Insurance Company     Investment Contract, 5.85%
 Retirement & Investment Services              stated interest rate           $46,993,730    $ 46,993,730
 (CIGNA) Fixed Income Fund Account *
Vanguard Wellington Fund Account               Pooled Separate Contract         6,399,926       7,392,079
Fidelity Equity - Income II Fund Account       Pooled Separate Contract        11,305,580      13,571,980
Vanguard Growth and Income Fund Account        Pooled Separate Contract        22,414,973      23,393,399
Fidelity Advisor Growth Opportunities Fund     Pooled Separate Contract        18,663,848      17,439,511
 Account
PBHG Growth Fund Account                       Pooled Separate Contract         8,930,568       5,024,551
Janus Worldwide Fund Account                   Pooled Separate Contract        15,339,773      12,701,377
Berger Small Value Fund Account                Pooled Separate Contract         5,645,082       6,713,723
PIMCO Total Return Fund Account                Pooled Separate Contract         1,007,031       1,009,833
Dresdner Large Growth Fund Account             Pooled Separate Contract           229,256         230,858
American Century International Growth Fund     Pooled Separate Contract         2,201,462       2,279,723
 Account
Vanguard Explorer Fund Account                 Pooled Separate Contract         3,237,680       3,846,367
Orbital Sciences Corporation *                 Common Stock                    11,687,591       7,765,115
Participant Loans *                            Participant Loans, interest
                                               rates ranging from 5.00% to
                                               16.01% and maturity dates
                                               ranging from January 2002 to
                                               January 2011                            --       3,997,875
                                                                                             ------------
                                                                                             $152,360,121
                                                                                             ============

*  Denotes a party-in-interest

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      ORBITAL SCIENCES CORPORATION, Plan
                                      Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation


Dated: July 1, 2002                  By: /s/ Hollis M. Thompson
                                         --------------------------------------
                                         Hollis M. Thompson
                                         Vice President and Corporate Controller

                                  EXHIBIT INDEX


Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)


                                       12